Exhibit 99.1

Kamada Reports Financial Results for Fourth Quarter and Full-Year 2017

•	Total Revenues for Fiscal 2017 were $102.8 Million, up 33% Over Fiscal 2016; Exceeded Full-Year Revenue Guidance of $100 Million
•	Full-Year Proprietary Products Revenues up 42% Year-Over-Year
•	Gross Profit for 2017 Grew 50% Year-Over-Year
•	Reaffirming Guidance of $116 to $120 Million in Total Revenues for 2018
•	Conference Call Today at 8:30 AM ET

REHOVOT, Israel – February 7, 2018 -- Kamada Ltd. (Nasdaq: KMDA) (KMDA.TA), a plasma-derived protein therapeutics company focused on orphan indications, today announced financial results for the three and 12-months ended December 31, 2017.

“Kamada’s financial performance for full-year 2017 was strong, highlighted by the achievement of revenue growth of 33 percent,” said Amir London, Kamada’s Chief Executive Officer.  “Importantly, our total revenue of $102.8 million, which exceeded our previously provided guidance of $100 million in 2017 represented the highest annual revenue for Kamada since the company was founded. Driven primarily by increased sales of GLASSIA, full-year 2017 revenues from the Proprietary Products segment were $79.5 million, a substantial 42 percent increase year-over-year, and higher than our initial forecast of $76 to $78 million.   Kamada also generated positive operating and net income for the full-year 2017, and gross profit grew 50 percent year-over-year. Additionally, during 2017, we also generated $3.9 million in cash flow from operating activities.”

“Looking ahead, Kamada is well-positioned to grow our top-line revenues through the continued growth of GLASSIA sales and the U.S. launch of KEDRAB, our anti-rabies IgG product, which recently received marketing approval from the U.S. Food and Drug Administration (FDA) and initial sales are expected in early 2018.  As such, we expect total revenues in 2018 to be in the range of $116 million to $120 million, which would represent a 13 to 17 percent growth rate versus total reported revenue for 2017.  Beyond our commercial progress, we also have a valuable clinical pipeline with important milestones expected throughout 2018.  Our clinical programs include inhaled AAT for the treatment of AAT Deficiency, and IV-AAT targeting multiple orphan indications.  Additionally, we have a strong balance sheet with $43 million of cash, cash equivalents and short term investments, which provides us with the financial resources needed to further grow our business.”

Financial Highlights for the 12-Months Ended December 31, 2017

•	Total revenues were $102.8 million, a 33% increase from the $77.5 million recorded in 2016.
•	Revenues from the Proprietary Products segment were $79.5 million, a 42% increase from the $56.0 million reported in 2016.
•	Revenues from the Distributed Products segment were $23.3 million, an 8% increase from the $21.5 million recorded in the same period of 2016.
•	Gross profit was $32.1 million, a 50% increase from the $21.3 million reported in 2016.
•	Gross margin increased to 31% from 28% in the same period of 2016.
•	R&D expenses were $11.9 million, a 26% decrease from the $16.2 million in 2016.
•	Selling, general and administrative expenses were $12.7 million, an increase of 20% compared to $10.6 million in 2016.
•	Operating income was $7.4 million, compared with an operating loss of ($5.5) million in 2016, an improvement of $12.9 million year-over-year.
•	Net income was $6.9 million, or $0.18 per share, compared to a net loss of ($6.7) million, or a loss of ($0.18) per share, in 2016.
•	Adjusted EBITDA was $11.4 million, compared to Adjusted EBITDA of ($0.9) million in 2016.
•	Adjusted net income was $7.4 million, compared to an adjusted net loss of ($5.7) million in 2016.

Financial Highlights for the Three Months Ended December 31, 2017

•	Total revenues were $35.7 million, a 47% increase from the $24.3 million recorded in the fourth quarter of 2016.
•	Revenues from the Proprietary Products segment were $28.9 million, a 64% increase from the $17.7 million reported in the fourth quarter of 2016.
•	Revenues from the Distributed Products segment were $6.7 million, a 2% increase from the $6.6 million recorded in the fourth quarter of 2016.
•	Gross profit was $11.6 million, a 148% increase from the $4.7 million reported in the fourth quarter of 2016.
•	Gross margin increased to 33% from 19% in the fourth quarter of 2016.
•	R&D expenses were $1.9 million, a decrease of 55% from the $4.2 million in the fourth quarter of 2016.
•	Selling, general and administrative expenses were $3.3 million, up 39% from $2.3 million in the fourth quarter of 2016.
•	Operating income was $6.4 million as compared to an operating loss of ($1.9) million in the same period of 2016.
•	Net income was $6.3 million, or $0.16 per share, compared to a net loss of ($1.8) million, or a loss of ($0.05) per share, in the fourth quarter of 2016.
•	Adjusted EBITDA was $7.1 million, compared to Adjusted EBITDA of $(1.0) million in the fourth quarter of 2016.
•	Adjusted net income was $6.1 million, compared to an adjusted net loss of ($1.7) million in the fourth quarter of 2016.

Balance Sheet Highlights

As of December 31, 2017, the Company had cash, cash equivalents and short-term investments of $43.0 million, compared with $28.6 million at December 31, 2016, an increase of $14.4 million.

Recent Corporate Highlights

•
Signed a supply agreement with an undisclosed international organization for KamRAB [rabies immune globulin (Human)].  This three-year agreement will extend through 2020, and is expected to generate revenues for Kamada of approximately $13 million.

•
Announced a collaboration with the Mount Sinai Acute GvHD International Consortium (MAGIC) to conduct a proof-of-concept clinical trial assessing the safety and preliminary efficacy of Kamada’s Alpha-1-Antitrypsin (AAT) as preemptive therapy for patients at high-risk for the development of steroid-refractory acute GvHD (SR-aGvHD).  The study will be initiated in the first quarter of 2018 and conducted in five US centers.  This is an investigator-initiated study, co-funded by Mount Sinai and Kamada, and is sponsored by the Icahn School of Medicine at Mount Sinai.  Under the terms of the agreement, Kamada received exclusive rights to develop and commercialize AAT for the preemption of GvHD using the MAGIC biomarkers.

•
Announced interim results from the Company’s Phase 2 trial of intravenous AAT (IV AAT) for the prevention of lung transplant rejection.  Kamada’s IV AAT demonstrated a favorable safety and tolerability profile in 10 patients during the first six months of treatment, consistent with previously observed results in other indications.  The next interim report is expected in 2H 2018 following completion of one year of treatment, and top-line results are anticipated in 2H 2019.

•	Appointed three new directors to the Board of Directors: Dr. Itzhak Krinsky, Ph.D., Mr. Shmuel (Milky) Rubinstein, and Mr. Asaf Frumerman.

2018 Revenue Guidance
For the year ended December 31, 2018, Kamada continues to expect that total revenues will be in the range of $116 to $120 million.

Conference Call
Kamada management will host an investment community conference call on Wednesday, February 7 at 8:30am Eastern Time, to discuss these results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing 800-289-0438 (from within the U.S.), 1 80 924 3003 (from Israel), or 323-794-2423 (International) and entering the conference identification number: 1066968. The call will also be webcast live on the Internet on the Company’s website at www.kamada.com.

A replay of the call will be accessible two hours after its completion through February 21 by dialing 844-512-2921 (from within the U.S.) or 412-317-6671 (from outside the U.S.) and entering the conference identification number: 1066968. The call will also be archived for 90 days on the Company’s website at www.kamada.com.

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is GLASSIA®, the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets GLASSIA® in the U.S. through a strategic partnership with Baxalta (now part of Shire plc) and in other counties through local distributors.  In addition to GLASSIA®, Kamada has a product line of six other pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has late-stage products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency and, in addition, its intravenous AAT is in development for other indications, such as type-1 diabetes, GvHD and prevention of lung transplant rejection. Kamada's rabies immune globulin (Human) product received FDA approval for Post-Exposure Prophylaxis against rabies infection in August 2017. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, timing and results of clinical trials and EMA and U.S. FDA submissions and authorizations.  Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market, further regulatory delays, prevailing market conditions, and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

###

CONTACTS:
Chaime Orlev
Chief Financial Officer
IR@kamada.com

Bob Yedid
LifeSci Advisors, LLC
646-597-6989
Bob@LifeSciAdvisors.com

Consolidated Balance Sheets Consolidated Balance Sheet

	As of December 31,
	2017	2016
	In thousands
Current Assets
Cash and cash equivalents	$12,681	$9,968
Short-term investments	30,338	18,664
Trade receivables	30,662	19,788
Other accounts receivables	2,132	3,063
Inventories	21,070	25,594
	96,883	77,077

Non-Current Assets
Property, plant and equipment, net	25,178	22,579
Other long term assets	49	40
	25,227	22,619
	$122,110	$99,696

Current Liabilities
Current maturities of loans and capital leases	614	412
Trade payables	18,036	16,277
Other accounts payables	5,820	5,614
Deferred revenues	4,927	4,903

	29,397	27,206

Non-Current Liabilities
Loans and capital leases	1,370	1,364
Employee benefit liabilities, net	707	722
Deferred revenues	1,144	3,661
	3,221	5,747

Shareholder's Equity
Kamada Ltd.'s shareholders' equity:
Ordinary shares of NIS 1 par value:
Authorized - 70,000,000 ordinary shares; Issued and outstanding – 40,262,819 and 36,419,842 shares at December 31, 2017 and 2016, respectively	10,400	9,320
Additional paid in capital	177,874	162,671
Capital reserve due to translation to presentation currency	(3,490)	(3,490)
Capital reserve from hedges	46	(27)
Available for sale reserve	(4)	19
Capital reserve from share-based payments	9,566	9,795
Capital reserve from employee benefits	(337)	(81)
Accumulated deficit	(104,563)	(111,464)
	89,492	66,743

	$122,110	$99,696
Certain amounts were reclassified in prior year numbers

Consolidated Statements of Comprehensive Income

	For the year ended December 31,		For the 3 months ended December 31,
	2017	2016	2017	2016
	In thousands

Revenues from proprietary products	$79,559	$55,958	$28,991	$17,688
Revenues from distribution	23,266	21,536	6,719	6,570

Total revenues	102,825	77,494	35,710	24,258

Cost of revenues from proprietary products	51,335	37,723	18,608	13,880
Cost of revenues from distribution	19,402	18,411	5,472	5,700

Total cost of revenues	70,737	56,134	24,080	19,580

Gross profit	32,088	21,360	11,630	4,678

Research and development expenses	11,973	16,245	1,917	4,221
Selling and marketing expenses	4,398	3,243	1,265	686
General and administrative expenses	8,273	7,353	2,003	1,665
Operating income (loss)	7,444	(5,481)	6,445	(1,894)

Financial income	500	469	234	81
Expense in respect of currency exchange and translation differences and derivatives instruments, net	(612)	127	(133)	259
Financial expense	(162)	(126)	(112)	(20)
Income before taxes on income	7,170	(5,011)	6,434	(1,574)
Taxes on income	269	1,722	182	234

Net Income (loss)	6,901	(6,733)	6,252	(1,808)

Other Comprehensive Income:
Net gain (loss) on available for sale	(23)	(54)	(38)	(68)
Actuarial net gain (loss) of defined benefit	(256)	(22)	(256)	(22)
Net gain (loss) on cash flow hedge	73	(26)	(11)	(79)
Total comprehensive income ( loss)	$6,695	$(6,835)	$5,947	$(1,977)

Income per share attributable to equity holders of the Company:

Basic income (loss) per share	$0.18	$(0.18)	$0.16	$(0.05)

Diluted income (loss) per share	$0.18	$(0.18)	$0.16	$(0.05)

Weighted-average number of ordinary shares used to compute income (loss) per share attributable to equity holders:
Basic	37,970,697	36,418,833	40,261,046	36,419,107
Diluted	38,045,097	36,427,373	40,333,565	36,457,377

Certain amounts were reclassified in prior year numbers

Consolidated Statements of Cash Flows

	For the year ended December 31,		For the 3 months ended December 31,
	2017	2016	2017	2016
	In thousands
Cash Flows from Operating Activities
Net Income (loss)	$6,901	$(6,733)	$6,252	$(1,808)

Adjustments to reconcile net loss to net cash provided by operating activities:

Adjustments to the profit or loss items:
Depreciation and amortization	3,523	3,501	875	870
Financial expenses (income), net	274	(470)	11	(320)
Cost of share-based payment	483	1,071	(176)	49
Income tax expense	269	1,722	182	234
Loss from sale of property and equipment	(52)	(18)	(3)	5
Change in employee benefit liabilities, net	166	(87)	(112)	(98)

	4,663	5,719	777	740
Changes in asset and liability items:
Decrease (Increase) in trade receivables	(9,967)	3,489	(7,043)	(5,459)
Decrease (Increase) in other accounts receivables	328	211	721	865
Decrease (increase) in inventories	4,524	742	2,074	2,492
Decrease (increase) in deferred expenses	594	(433)	(278)	55
Increase in trade payables	(556)	(2,650)	3,329	5,626
Increase (decrease) in other accounts payables	71	1,520	(645)	839
Increase (decrease) in deferred revenues	(2,930)	1,035	(1,239)	(987)

	(7,936)	3,914	(3,081)	3,431
Cash paid during the year for:
Interest paid	(21)	(60)	(5)	(14)
Interest received	399	842	133	185
Taxes paid	(116)	(1,785)	(102)	(4)

	262	(1,003)	26	167

Net cash provided by (used in)operating activities	$3,890	$1,897	$3,974	$2,530

Consolidated Statements of Cash Flows

	For the Year ended December 31,		For the 3 months ended December 31,
	2017	2016	2017	2016
	In thousands
Cash Flows from Investing Activities
Short-term investments	$(11,501)	$4,236	$(2,433)	$1,867
Purchase of property and equipment and intangible assets	(4,449)	(2,641)	(1,042)	(737)
Proceeds from sale of property and equipment	60	42	3	1

Net cash provided by investing activities	(15,890)	1,637	(3,472)	1,131

Cash Flows from Finance Activities
Proceeds from exercise of share base payment	3	*	1	*-
Receipt of long-term loans	279	1,701	-	-
Repayment Long-term loans	(530)	(211)	(150)	(52)
Proceeds from issuance of ordinary shares, net	15,568	-	10	-

Net cash provided by (used in) financing activities	15,320	1,490	(139)	(52)

Exchange differences on balances of cash and cash equivalent	(607)	(103)	162	(117)

Increase (Decrease) in cash and cash equivalents	2,713	4,921	525	3,492

Cash and cash equivalents at the beginning of the year	9,968	5,047	12,156	6,476

Cash and cash equivalents at the end of the year	$12,681	$9,968	$12,681	$9,968

Significant non-cash transactions
Purchase of property and equipment through capital lease	282	132	-	-
Purchase of property and equipment	1,681	1,968	1,283	1,968

*Represent an amount of less than one thousand dollar.

Adjusted EBITDA

	For the year ended December 31		Three months ended December 31
	2017	2016	2017	2016
	In thousands of US dollars

Net income (loss)	$6,901	$(6,733)	$6,252	$(1,808)

Income tax expense	269	1,722	182	234

Financial expense (income), net	(338)	(343)	(122)	(61)

Depreciation and amortization expense	3,523	3,501	875	870

Share-based compensation charges	483	1,071	(176)	49

Expense in respect of translation differences and derivatives instruments, net	612	(127)	133	(259)

Adjusted EBITDA	$11,450	$(909)	$7,144	$(975)

Adjusted net income (loss)

	For the year ended December 31		Three months ended December 31
	2017	2016	2017	2016
	In thousands of US dollars

Net income (loss)	$6,901	$(6,733)	$6,252	$(1,808)

Share-based compensation charges	483	1,071	(176)	49

Adjusted net income (loss)	$7,384	$(5,662)	$6,076	$(1,759)